Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(‘Randgold Resources’ or the ‘Company’)

DIRECTOR’S RANDGOLD RESOURCES SHAREHOLDING

London, United Kingdom, 14 January 2013 – Randgold Resources Limited announces that on 14 January 2013, 13,334 ordinary shares (“Shares”) in the Company were issued and allotted by the Company to Dr DM Bristow, a director of the Company, at their nominal value (US$0.05 per Share) in satisfaction of the vesting of the third and final tranche of his award (the “Award”) of 40,000 Shares under the Randgold Resources Limited Restricted Share Scheme. The Award was granted on 28 January 2010 (effective from 1 January 2010) vesting in three equal tranches on 1 January 2011, 1 January 2012 and 1 January 2013, subject to the satisfaction of performance conditions.

The Award was subject to a performance condition which measures the Company’s Total Shareholder Return (TSR) performance against the HSBC Global Gold Index. It was also a condition of the vesting of the Award that Dr DM Bristow achieves a satisfactory individual performance rating.

Both the TSR and individual performance conditions to which the third and final tranche of the Award were subject have been met and, accordingly, the third and final tranche has vested in full in respect of 13,334 Shares.

Dr DM Bristow’s shareholding in the Company is now 706,065 ordinary shares or 0.77% of the current issued share capital of the Company.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386 +44 779 775 2288	+44 779 7711338 +44 1534 735 333	+44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com